FILE No. 70-8895


                    SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549

                            AMENDMENT NO. 4 TO

                          APPLICATION/DECLARATION

                               ON FORM U-1

                                  Under

            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


NORTHEAST UTILITIES                          HOLYOKE WATER POWER COMPANY
174 Brush Hill Avenue                        1 Canal Street
West Springfield, MA 01090-0010              Holyoke, MA 01040

THE CONNECTICUT LIGHT AND                    PUBLIC SERVICE COMPANY
  POWER COMPANY                                OF NEW HAMPSHIRE
107 Selden Street                            1000 Elm Street
Berlin, CT 06037                             Manchester, NH 03101

WESTERN MASSACHUSETTS                        NORTH ATLANTIC
  ELECTRIC COMPANY                             ENERGY CORPORATION
174 Brush Hill Avenue                        1000 Elm Street
West Springfield, MA 01090-0010              Manchester, NH 03101


     (Names of companies filing this application and addresses
                        of principal offices)

                         NORTHEAST UTILITIES

               (Name of top registered holding company)

                           Jeffrey C. Miller
                        Assistant General Counsel
                    Northeast Utilities Service Company
                            107 Selden Street
                            Berlin, CT 06037

                (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jane P. Seidl                                David R. McHale
Senior Counsel                               Assistant Treasurer
Northeast Utilities Service                  Northeast Utilities Service
  Company                                      Company
107 Selden Street                            107 Selden Street
Berlin, CT 06037                             Berlin, CT 06037




     The Application/Declaration in this proceeding is hereby amended as follows:

     1. Item No. (a)15 of Part I. Description of Proposed Transactions is replaced in its entirety by the following:

15. Except in accordance with the Act, neither NU nor any subsidiary thereof (1) has acquired an ownership interest in an exempt wholesale generator ( EWG ) or a foreign utility company ( FUCO ) as defined in Sections 32 and 33 of the Act, or (2) now is or as a consequence of the transactions proposed herein have a right under, a service, sales or construction contract with an EWG or FUCO. None of the proceeds from the transactions proposed herein will be used by the System Companies to acquire any securities of, or any interest in, an EWG or FUCO.

     The NU system is in compliance with Rule 53(a), (b) and (c), as demonstrated by the following determinations:

     (i) NU's aggregate investment in EWGs and FUCOs (e.g. amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to NU) does not exceed 50 percent of NU system's consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs. At March 31, 1997, the ratio of such investment ($91 million) to such consolidated retained earnings ($0.8 billion) was
11.1 percent.

     (ii) Encoe Partners, Central Termica San Miguel de Tucuman, S.A. Ave Fenix and Plantas Eolicas, S. A. (NU's only EWGs or FUCOs at this time) (collectively, "EWGs/FUCOs") maintain books and records and prepare financial statements in accordance with Rule 53 (a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

     (iii) No employees of the NU system's public utility companies have rendered services to the EWGs/FUCOs.

     (iv) NU has submitted (1) a copy of each Form U-1 and Rule 24 certificates that have been filed with the Commission under Rule 53 and (b) copy of Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the NU system public utility companies.

     (v) Neither NU nor any NU subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, although NU's average consolidated retained earnings ( CREs ) for the four most recent quarterly periods has decreased by 10 percent or more from the average for the previous four quarterly periods (at 3/31/96, NU s CREs were $1 billion; at 3/31/97, NU s CREs were $0.9 billion), NU s aggregate investment in EWGs/FUCOs at such date ($91 million) did not exceed two percent of NU s consolidated capital invested in utility operations ($2.27 billion).

     (vi) In the previous fiscal year, NU's operating losses attributable to its investment in the EWGs/FUCOs did not exceed 5 percent of NU's consolidated retained earnings.


     2. The statements set forth in Part II. Fees, Commissions and Expenses are still correct as of the date set forth below.


                                SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned have duly caused this Application to be signed on behalf of each of them by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
THE CONNECTICUT LIGHT AND POWER COMPANY
WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
HOLYOKE WATER POWER COMPANY
NORTH ATLANTIC ENERGY CORPORATION


By: /s/David R. McHale
    Assistant Treasurer

Date: June 4, 1997